EXHIBIT (a)(1)(vii)

Highlights of the Sirona Stock Option Exchange Program Introducing the Exchange Program

The Exchange Program is a one-time offer to exchange Eligible Options for Replacement Options to purchase fewer shares at a lower exercise price.

Stock options enable you to benefit when the market price of Sirona common stock exceeds the exercise price of your exercisable options. Options outstanding under Sirona’s 1996 Stock Option Plan with an exercise price of $25.10 per share are substantially “underwater” (meaning that the exercise price is significantly higher than the current market price). To help restore the motivational and retention value of these stock options, Sirona is offering you the opportunity to exchange them for Replacement Options to purchase fewer shares at a lower exercise price, as explained below. If you exchange an Eligible Option, it will be cancelled and a Replacement Option will be issued in its place.

This brochure provides a general description of the Offer and includes information you should consider when making your decision to participate in the Exchange Program.

For complete details on the Exchange Program, please read the Offering Memorandum (the “Offering Memorandum”) included in this mailing. Many concepts and terms used in this brochure are further described and defined in the Offering Memorandum. Please read the Offering Memorandum in its entirety. If you need another copy of the Offering Memorandum, please send an e-mail directly to optionexchangeacceptance@sirona.com or call (718) 482-2285. You will be able to leave a voice message on this extension.

Your Participation is Voluntary

You can choose whether or not to participate in the Exchange Program — the decision is entirely yours. This is a one-time offer. The Offer opens on March 2, 2009 at 9:00 a.m. EDT and ends on March 30, 2009 at 11:59 p.m. EDT. To participate, you must complete and submit your Election Form to us before the Offer closes. If you choose not to exchange your option, no action is required.

Key Dates

Date	Action
March 2, 2009 (9:00 a.m. EDT)	Offer opens
March 2 – March 30, 2009	Election period
March 30, 2009 (11:59 p.m. EDT)	Offer ends
March 30, 2009	Eligible Options tendered and accepted for exchange and not withdrawn are cancelled and Replacement Options are granted

Note that dates for election period and grant of Replacement Options may change. In addition, we may decide to terminate this Offer at any time prior to the expiration of this Offer as described in the Offering Memorandum.

(a)(1)(vii)-1

Highlights of the Sirona Stock Option Exchange Program Option Exchange Program At-a-Glance

Here are the basic provisions of the Sirona Stock Option Exchange Program. This summary is qualified in its entirety by reference to the Offering Memorandum included in this mailing.

Provision	Description

Eligible Persons

You will generally be eligible to participate in the Exchange Program if you are an active employee or consultant of Sirona holding an Eligible Option as of:

•        The day the Offer opens (March 2, 2009),

•        The day the Offer ends (March 30, 2009), which is also expected to be the grant date of the Replacement Options.

Employees who are on the following types of leave are also eligible: long-term disability, military, short-term disability, family medical, short-term personal, health and other short-term leaves approved by Sirona.

Ineligible Persons	You are ineligible to participate in the Exchange Program if you are a retiree, a person on short-term leave of absence not described above or a terminated employee of Sirona.

Eligible Options	Outstanding options granted under the 1996 Plan with an exercise price equal to $25.10 are eligible. Check your personalized information in the materials that were mailed to you for details on your Eligible Option.

Number of Shares that may be Purchased with Replacement Options	Your Replacement Option will represent the right to purchase fewer shares than the Eligible Option tendered for exchange. The number of shares represented by your Replacement Option will be determined using an exchange ratio designed to result in the fair value of the Replacement Option being equal to the fair value of the exchanged Eligible Option at the time immediately prior to the Eligible Option being cancelled. The exchange ratios used in this Offer will be calculated by our independent compensation consultant using the Black-Scholes option valuation model and based upon the closing price of our common stock on NASDAQ on the exchange date, which is expected to be the expiration date of this Offer, as well as other valuation assumptions.

Exercise Price of Replacement Options	The exercise price of the Replacement Options will be the closing price of Sirona stock on NASDAQ on the grant date, which is expected to be March 30, 2009.

Expiration Date of Replacement Options	Each Replacement Option will have the same expiration date as the Eligible Option for which it was exchanged.

Vesting of Replacement Options

Each Replacement Option will be unvested at the time it is granted, and will vest according to the following schedule:

•        If and to the extent an Eligible Option was vested on March 30, 2009, a like percentage of the Replacement Option will become vested on March 30, 2010.

•        If and to the extent an Eligible Option was not vested on March 30, 2009, a like percentage of the Replacement Option will become vested on the first anniversary of the vesting date(s) on which such unvested portion of the Eligible Option would otherwise have become vested.

For example, assume an Eligible Option is fully vested on March 30, 2009 and that the Eligible Option is exchanged for a Replacement Option under the Exchange Program. Subject to continuing employment or service conditions, the Replacement

(a)(1)(vii)-2

Provision	Description

Option will not be vested upon grant but will become fully vested on March 30, 2010.

As another example, assume an Eligible Option vests in four equal 25% increments starting July 1, 2006, so that, on March 30, 2009, the Eligible Option is 75% vested. If the Eligible Option is exchanged for a Replacement Option under the Exchange Program, then, subject to continuing employment or service conditions, the Replacement Option will become 75% vested on March 30, 2010, and 25% vested July 1, 2010.

Election Period	You may elect to exchange your Eligible Option anytime between 9:00 a.m. EDT on March 2, 2009 and 11:59 p.m. EDT on March 30, 2009. You must continue to be an Eligible Person at the time the Offer ends and at the time the Replacement Option is granted in order for your exchange election to be valid. Exchange elections received after 11:59 p.m. EDT on March 30, 2009 will not be valid.

Grant Date of Replacement Options	We expect that the option you elect to exchange will be accepted by us and cancelled and a Replacement Option will be granted on March 30, 2009 (the expiration date of the Offer), unless the Offer is extended.

Highlights of the Sirona Stock Option Exchange Program How to Exchange Your Options

Please read the following instructions for completing your exchange election. You should complete your exchange election by signing and returning the personalized Election Form that was mailed to you.

If you choose not to exchange your Eligible Option, no action is required on your part. In that case, you will continue to hold your Eligible Option at its current exercise price until you exercise it, or until it expires or, in the case of certain terminations of employment, is otherwise forfeited.

Step 1:  Get Ready

•	Carefully read all materials related to the Exchange Program, including the following:

•	Offering Memorandum

•	Election Form

•	Review the information on your Eligible Option and the related Replacement Option in your personalized Election Form.

•	If you have questions about the Exchange Program, you can:

•	Call (718) 482-2285. You will be able to leave a voice message on this extension.

•	E-mail your questions to: optionexchangeacceptance@sirona.com.

•	Consult your personal financial and tax advisors.

Step 2:  Make Your Election

Complete the Election Form that was mailed to you and (1) fax it to: (718) 482-2516, (2) mail it to: Sirona Dental Systems, Inc., 30-30 47th Avenue, Suite 500, Long Island City, New York 11101, Attn: Investor Relations, or (3) scan the completed and signed Election Form and e-mail it to: optionexchangeacceptance@sirona.com. DO NOT send Election Forms via inter-office mail. You will receive an e-mail confirming receipt of your Election Form. Remember, your completed Election Form must be RECEIVED by Sirona by 11:59 p.m. EDT on March 30, 2009. Election Forms received after this time will not be valid and your option will not be exchanged.

(a)(1)(vii)-3

Changing Your Election

You may change your election at any time up to the close of the Offer at 11:59 p.m. EDT on March 30, 2009. To do so, call (718) 482-2285 or e-mail optionexchangeacceptance@sirona.com and request a replacement Election Form. Return the completed replacement Election Form by (1) faxing it to: (718) 482-2516, (2) mailing it to: Sirona Dental Systems, Inc., 30-30 47th Avenue, Suite 500, Long Island City, New York 11101, Attn: Investor Relations, or (3) scanning the completed and signed replacement Election Form and e-mailing it to: optionexchangeacceptance@sirona.com. DO NOT send replacement Election Forms via inter-office mail. Your replacement Election Form must be RECEIVED by Sirona by 11:59 p.m. EDT on March 30, 2009. Replacement Election Forms received after this time will not be valid and your change will not be effective.

Find Answers to Your Questions

If you have questions after reading all of the materials, please send an e-mail directly to optionexchangeacceptance@sirona.com or call (718) 482-2285.

Important Legal Information

In order to participate in this Exchange Program, you must follow the instructions in the Offering Memorandum. You must be an Eligible Person to participate in the Exchange Program, as fully described in the Offering Memorandum. Only certain outstanding Sirona’s stock options are eligible to be exchanged. These Eligible Options are fully described in the Offering Memorandum.

The Offering Memorandum contains valuable information that may help you decide whether or not to participate in the Exchange Program. For complete terms and conditions, please review the Offering Memorandum. If there is any discrepancy between this material and the Offering Memorandum, the Offering Memorandum will govern. Participation in the Exchange Program does not constitute a contract of employment or otherwise guarantee employment with Sirona. This is a one-time offer to exchange Eligible Options in order to receive a lesser number of Replacement Options with a lower exercise price. Sirona expects to cancel the Eligible Options offered for exchange and grant the Replacement Options on the expiration date of the exchange offer.

There can be no assurances that the price of our stock will increase, thereby creating value for holders of our stock options, or that exchanging Eligible Options would be more advantageous than keeping them. Sirona is not advising you as to whether or not to participate in the Exchange Program. Only you are responsible for deciding whether to exchange your Eligible Option. When you participate in a stock-based program, you take on a number of risks, including Company risk and market risk.

This material is for communication purposes only and is non-binding. Sirona is not forecasting, in this or related materials, possible future increases, if any, in the value of Sirona common stock.

This e-mail will confirm that we have received your completed Election Form.

This election replaces any prior elections you may have made, if any. You may change your election at any time up to the close of the offer at 11:59 p.m. EDT on March 30, 2009, unless the offer is extended. Your election, if any, in effect at that time will become irrevocable.

If you have any questions, please send an e-mail to optionexchangeacceptance@sirona.com or call (718) 482-2285. You will have the ability to leave a voice message on this extension.

(a)(1)(vii)-4